April 23, 2012

BY EDGAR AND COURIER

Mr. John Reynolds

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Tilly’s, Inc.

Amendment No. 5 filed on April 23, 2012

File No. 333-175299

Dear Mr. Reynolds:

On behalf of Tilly’s, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission set forth in the letter to the Company, dated April 19, 2012, relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-175299). An electronic version of Amendment No. 5 has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 5 has been marked to reflect changes made to the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used herein but not otherwise defined herein shall have the meanings in the Registration Statement.

Exhibit 3.1

1.	We note Article IX on page 8 of your Articles of Incorporation contains an exclusive forum provision for shareholder lawsuits. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Response: The Company advises the Staff that it has revised page 114 to disclose that although the Company has included a choice of forum clause in its certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Mr. John Reynolds

April 23, 2012

If you have any questions regarding the response in this letter or Amendment No. 5 to the Company’s Registration Statement, please call Patrick Grosso, General Counsel, at (949) 609-5567 or, in his absence, Bill Langsdorf, Chief Financial Officer, at (949) 609-5552.

Sincerely,

/s/ Daniel Griesemer

Daniel Griesemer

Enclosure

Cc:	Adam Turk
David Link
Blaise Rhodes
Brian Bhandari